Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Quarterly Report

for the Three and Nine Months Ended September 30, 2018

This quarterly report serves to provide holders of Melco Resorts Finance Limited’s US$1,000,000,000 4.875% senior notes due 2025 (the “2017 Senior Notes”) with Melco Resorts Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and nine months ended September 30, 2018, together with related information, pursuant to the terms of the indenture, dated June 6, 2017, relating to the 2017 Senior Notes. Melco Resorts Finance Limited is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited.

Melco Resorts Finance Limited

Report for the Third Quarter of 2018

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;

•	“Additional 2017 Senior Notes” refer to the US$350.0 million aggregate principal amount of the 2017 Senior Notes issued on July 3, 2017;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•

“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“First 2017 Senior Notes” refer to the US$650.0 million aggregate principal amount of the 2017 Senior Notes issued on June 6, 2017;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Resorts Macau;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•

“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our” and “our company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2018.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market players who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars, and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this quarterly report were made at the rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on September 28, 2018 in New York City for cable transfers in H.K. dollars for U.S. dollars, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.8259 to US$1.00. On November 23, 2018, the noon buying rate was HK$7.8238 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in this quarterly report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2017. Our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements for the year ended December 31, 2017, except for the adoption of Accounting Standards Codification 606, Revenue from Contracts with Customers (Topic 606) (“New Revenue Standard”) on January 1, 2018 under the modified retrospective method. Amounts for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior period amounts are not adjusted and continue to be reported in accordance with the previous basis. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the third quarter of 2018, our total net revenues were US$1.09 billion, a decrease of 12.5% from US$1.24 billion of net revenues for the third quarter of 2017. The decrease in total net revenues was primarily attributable to higher commissions now reported as a reduction in revenue upon our company’s adoption of the New Revenue Standard, lower rolling chip gross gaming revenue in City of Dreams and decreased gross gaming revenues generated from the operation of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire, partially offset by the better performance of Altira Macau in all gaming segments. Our company adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. Under the previous basis, before the adoption of the New Revenue Standard, net revenues for the third quarter of 2018 would have been US$1.16 billion, which would have represented a decrease of 6.9% from US$1.24 billion for the comparable period in 2017. Net income from Studio City Casino gaming operations are reimbursed to Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses.

Net income for the third quarter of 2018 was US$24.7 million, as compared to US$138.4 million for the third quarter of 2017. The decrease in profitability was primarily attributable to the poorer performance in the rolling chip segment in City of Dreams, a one-time special gift granted to non-management employees and higher depreciation and amortization expenses after the opening of Morpheus in June 2018.

The following summarizes the results of our operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(In thousands of US$)
Net revenues	$1,088,612	$1,244,168	$3,348,865	$3,513,446
Total operating costs and expenses	$(1,043,386)	$(1,078,665)	$(3,061,994)	$(3,115,465)
Operating income	$45,226	$165,503	$286,871	$397,981
Net income	$24,740	$138,353	$245,287	$321,689

Results of Operations

City of Dreams Third Quarter Results

For the quarter ended September 30, 2018, net revenue at City of Dreams was US$631.7 million compared to US$723.2 million in the third quarter of 2017. The decrease in net revenue was primarily a result of lower rolling chip gross gaming revenue and higher commissions now reported as a reduction in revenue as a result of the adoption of the New Revenue Standard.

Rolling chip volume totaled US$12.3 billion for the third quarter of 2018 versus US$11.2 billion in the third quarter of 2017. The rolling chip win rate was 2.4% in the third quarter of 2018 versus 3.5% in the third quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$1,337.6 million in the third quarter of 2018 compared with US$1,145.0 million in the third quarter of 2017. The mass market table games hold percentage was 27.8% in the third quarter of 2018 compared to 32.3% in the third quarter of 2017.

Gaming machine handle for the third quarter of 2018 was US$1,122.2 million, compared with US$981.7 million in the third quarter of 2017. The gaming machine win rate was 4.3% in the third quarter of 2018 versus 3.2% in the third quarter of 2017.

Total non-gaming revenue at City of Dreams in the third quarter of 2018 was US$127.8 million, compared with US$88.7 million in the third quarter of 2017.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2018, net revenue at Altira Macau was US$90.3 million compared to US$89.4 million in the third quarter of 2017.

Rolling chip volume totaled US$5.5 billion in the third quarter of 2018 versus US$4.2 billion in the third quarter of 2017. The rolling chip win rate was 2.4% in the third quarter of 2018 versus 2.6% in the third quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$130.8 million in the third quarter of 2018, representing an increase from US$112.4 million generated in the comparable period in 2017. The mass market table games hold percentage was 18.2% in the third quarter of 2018 compared with 15.7% in the third quarter of 2017.

Gaming machine handle for the third quarter of 2018 was US$33.7 million, compared with US$11.3 million in the third quarter of 2017. The increase was primarily due to an increase in average number of gaming machines to 128 in the third quarter of 2018, compared to 61 in the third quarter of 2017. The gaming machine win rate was 5.6% in the third quarter of 2018 versus 6.1% in the third quarter of 2017.

Total non-gaming revenue at Altira Macau in the third quarter of 2018 was US$7.0 million, compared with US$6.9 million in the third quarter of 2017.

Mocha Clubs Third Quarter Results

Net revenue from Mocha Clubs totaled US$28.5 million in the third quarter of 2018 as compared to US$30.2 million in the third quarter of 2017.

Gaming machine handle for the third quarter of 2018 was US$616.9 million, compared with US$628.1 million in the third quarter of 2017. The gaming machine win rate was 4.7% for both quarters ended September 30, 2018 and 2017.

Other Factors Affecting Third Quarter Earnings

Total net non-operating expenses for the third quarter of 2018 were US$19.7 million, which mainly included interest expenses of US$19.1 million, as compared to a total net non-operating expenses of US$26.5 million for the third quarter of 2017, which mainly included interest expenses, net of capitalized interest, of US$8.9 million, loss on extinguishment of debt of US$16.9 million and costs associated with debt modification of US$0.9 million.

Depreciation and amortization costs of US$85.5 million were recorded in the third quarter of 2018, of which US$14.3 million was related to the amortization expense for our gaming subconcession and US$2.7 million was related to the amortization expense for the land use rights.

Nine Months’ Results

For the nine months ended September 30, 2018, our total net revenues were US$3.35 billion compared to US$3.51 billion for the nine months ended September 30, 2017. The decrease in total net revenues was primarily attributable to higher commissions now reported as a reduction in revenue as a result of our company’s adoption of the New Revenue Standard and lower rolling chip gross gaming revenue in City of Dreams, partially offset by the better performance of Altira Macau in all gaming segments, and increased gross gaming revenues generated from the operation of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire. Under the previous basis, before the adoption of the New Revenue Standard, net revenues for the nine months ended September 30, 2018 would have been US$3.59 billion, which would have represented an increase of 2.2% from US$3.51 billion for the comparable period in 2017.

Net income for the nine months ended September 30, 2018 was US$245.3 million, compared with net income of US$321.7 million in the comparable period of 2017. The decrease in profitability was primarily attributable to the poorer performance in the rolling chip segment in City of Dreams, a one-time special gift granted to non-management employees, higher pre-opening costs for the grand opening of Morpheus and higher depreciation and amortization expenses after the opening of Morpheus in June 2018, partially offset by the one-off charge on extinguishment and modification of debt in the nine months ended September 30, 2017 relating to the refinancing of the US$1 billion senior notes issued in 2013.

Liquidity and Capital Resources

We have relied and intend to continue to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be. Our company is redeveloping and rebranding The Countdown at City of Dreams in Cotai, Macau. Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of September 30, 2018, we held cash and cash equivalents of US$686.8 million and the HK$6.71 billion (equivalent to approximately US$0.86 billion) revolving credit facility under the 2015 Credit Facilities remained available for future drawdown, subject to satisfaction of certain conditions precedent. Further, the 2015 Credit Facilities includes an incremental facility of up to US$1.3 billion to be made available upon further agreement with any of the existing lenders under the 2015 Credit Facilities or with other entities.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(In thousands of US$)
Net cash provided by operating activities	$166,252	$298,943	$515,824	$760,782
Net cash used in investing activities	(486,156)	(101,068)	(689,444)	(151,330)
Net cash provided by (used in) financing activities	164,779	(56,508)	23,095	(767,861)

Net (decrease) increase in cash and cash equivalents	(155,125)	141,367	(150,525)	(158,409)
Cash and cash equivalents at beginning of period	841,905	813,059	837,305	1,112,835

Cash and cash equivalents at end of period	$686,780	$954,426	$686,780	$954,426

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, gaming machine play, food and beverage and entertainment, are conducted primarily on a cash basis.

Net cash provided by operating activities was US$166.3 million for the third quarter of 2018, compared to US$298.9 million for the third quarter of 2017. Net cash provided by operating activities was US$515.8 million for the nine months ended September 30, 2018, compared to US$760.8 million for the nine months ended September 30, 2017. The decrease in net cash provided by operating activities for the three and nine months ended September 30, 2018 was attributable to the lower contribution of cash from operations and increased working capital for operations.

Investing Activities

Net cash used in investing activities was US$486.2 million for the third quarter of 2018, compared to net cash used in investing activities of US$101.1 million for the third quarter of 2017. The change was primarily due to an advance to an affiliated company in the third quarter of 2018.

Net cash used in investing activities of US$486.2 million for the third quarter of 2018 mainly included an advance to an affiliated company of US$390.9 million and capital expenditure payments of US$91.1 million.

Net cash used in investing activities of US$101.1 million for the third quarter of 2017 mainly included capital expenditure payments of US$96.5 million.

Our total capital expenditure payments for the third quarter of 2018 were US$91.1 million, as compared to US$96.5 million for the third quarter of 2017. Such capital expenditures for both periods were mainly associated with our development projects, including Morpheus, as well as enhancements to our integrated resort offerings.

Net cash used in investing activities was US$689.4 million for the nine months ended September 30, 2018, compared to net cash used in investing activities of US$151.3 million for the nine months ended September 30, 2017. The change was primarily due to an advance to an affiliated company and no withdrawals of bank deposits with original maturities over three months in the nine months ended September 30, 2018.

Net cash used in investing activities of US$689.4 million for the nine months ended September 30, 2018 mainly included an advance to an affiliated company of US$390.9 million, capital expenditure payments of US$270.0 million and advance payments and deposits for acquisition of property and equipment of US$23.7 million.

Net cash used in investing activities of US$151.3 million for the nine months ended September 30, 2017 mainly included capital expenditure payments of US$272.6 million and advance payments and deposits for acquisition of property and equipment of US$18.6 million, partially offset by withdrawals of bank deposits with original maturities over three months of US$138.5 million.

Our total capital expenditure payments for the nine months ended September 30, 2018 were US$270.0 million, as compared to US$272.6 million for the nine months ended September 30, 2017. Such capital expenditures for both periods were mainly associated with our development projects, including Morpheus, as well as enhancements to our integrated resort offerings.

Financing Activities

Net cash provided by financing activities amounted to US$164.8 million for the third quarter of 2018, which primarily represented the proceeds from the partial drawdowns of the revolving credit facility under the 2015 Credit Facilities of US$390.9 million, partially offset by the dividend payment of US$216.0 million and the scheduled repayment of the term loan under the 2015 Credit Facilities of US$11.3 million.

Net cash used in financing activities amounted to US$56.5 million for the third quarter of 2017, which primarily represented the dividend payment of US$45.0 million, the scheduled repayment of the term loan under the 2015 Credit Facilities of US$11.3 million and the repayment of US$350.0 million partial drawdown of the revolving credit facility under the 2015 Credit Facilities with the US$352.6 million proceeds from the issuance of the Additional 2017 Senior Notes, which priced at 100.75%.

Net cash provided by financing activities amounted to US$23.1 million for the nine months ended September 30, 2018, which primarily represented the proceeds from the partial drawdowns of the revolving credit facility under the 2015 Credit Facilities of US$390.9 million, partially offset by the dividend payments of US$340.0 million and the scheduled repayment of the term loan under the 2015 Credit Facilities of US$33.8 million.

Net cash used in financing activities amounted to US$767.9 million for the nine months ended September 30, 2017, which primarily represented the dividend payments of US$705.8 million, the scheduled repayment of term loan under the 2015 Credit Facilities of US$33.8 million, payments of refinancing costs and debt issuance costs of US$33.1 million associated with the refinancing of the US$1 billion senior notes issued in 2013, which were offset in part by the net proceeds of US$2.6 million from the refinancing of the US$1 billion senior notes. The US$1 billion senior notes was refinanced by the proceeds from the First 2017 Senior Notes and US$350.0 million from the partial drawdown of the revolving credit facility under the 2015 Credit Facilities. The US$350.0 million partial drawdown of the revolving credit facility under the 2015 Credit Facilities was subsequently repaid by the US$352.6 million proceeds from the issuance of the Additional 2017 Senior Notes, which priced at 100.75%.

Indebtedness

The following table presents a summary of our gross indebtedness as of September 30, 2018:

As of September 30, 2018
(In thousands of US$)
2017 Senior Notes	$1,000,000
2015 Credit Facilities – term loan facility	$399,775
2015 Credit Facilities – revolving credit facility	$390,875

$1,790,650

Apart from the scheduled repayment of the term loan under the 2015 Credit Facilities of US$11.3 million during the third quarter of 2018, Melco Resorts Macau partially drew down US$390.9 million from the revolving credit facility under the 2015 Credit Facilities.

Melco Resorts Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018

Melco Resorts Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$686,780	$837,305
Accounts receivable, net	175,636	147,590
Amounts due from affiliated companies	221,678	227,354
Loan to an affiliated company	95,650	92,730
Inventories	24,455	18,283
Prepaid expenses and other current assets	47,677	52,492

Total current assets	1,251,876	1,375,754

PROPERTY AND EQUIPMENT, NET	3,006,626	2,870,952
GAMING SUBCONCESSION, NET	213,155	256,083
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	82,866	96,256
ADVANCE TO AN AFFILIATED COMPANY	390,875	—
LAND USE RIGHTS, NET	327,387	335,535

TOTAL ASSETS	$5,358,920	$5,020,715

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$16,693	$10,580
Accrued expenses and other current liabilities	1,349,722	1,235,844
Income tax payable	2,902	62
Capital lease obligations, due within one year	67	100
Current portion of long-term debt, net	44,564	44,396
Amounts due to affiliated companies	42,844	73,282

Total current liabilities	1,456,792	1,364,264

LONG-TERM DEBT, NET	1,717,555	1,356,475
OTHER LONG-TERM LIABILITIES	7,555	18,640
DEFERRED TAX LIABILITIES	11,828	12,120
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	—	47
AMOUNTS DUE TO AFFILIATED COMPANIES	—	919
ADVANCE FROM AN AFFILIATED COMPANY	1,949	1,946

SHAREHOLDER’S EQUITY
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued	—	—
Additional paid-in capital	1,849,785	1,849,785
Accumulated other comprehensive income	2,635	2,635
Retained earnings	310,821	413,884

Total shareholder’s equity	2,163,241	2,266,304

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$5,358,920	$5,020,715

Melco Resorts Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
OPERATING REVENUES
Casino	$936,655	$1,147,525	$2,937,892	$3,239,326
Rooms	50,235	32,595	115,917	96,058
Food and beverage	24,265	18,173	63,169	56,458
Entertainment, retail and other	77,457	85,517	231,887	240,182

Gross revenues	1,088,612	1,283,810	3,348,865	3,632,024
Less: promotional allowances	—	(39,642)	—	(118,578)

Net revenues	1,088,612	1,244,168	3,348,865	3,513,446

OPERATING COSTS AND EXPENSES
Casino	(683,723)	(800,775)	(2,063,051)	(2,298,631)
Rooms	(15,317)	(3,705)	(33,705)	(11,327)
Food and beverage	(22,200)	(5,836)	(57,985)	(17,301)
Entertainment, retail and other	(17,628)	(15,229)	(49,117)	(44,099)
General and administrative	(212,453)	(184,991)	(601,476)	(534,375)
Pre-opening costs	(1,602)	(165)	(32,691)	(1,011)
Amortization of gaming subconcession	(14,309)	(14,310)	(42,928)	(42,928)
Amortization of land use rights	(2,715)	(2,716)	(8,148)	(8,149)
Depreciation and amortization	(68,489)	(47,410)	(160,900)	(146,063)
Property charges and other	(4,950)	(3,528)	(11,993)	(11,581)

Total operating costs and expenses	(1,043,386)	(1,078,665)	(3,061,994)	(3,115,465)

OPERATING INCOME	45,226	165,503	286,871	397,981

NON-OPERATING INCOME (EXPENSES)
Interest income	564	23	1,983	250
Interest expenses, net of capitalized interest	(19,096)	(8,914)	(34,505)	(30,079)
Loan commitment fees	(1,110)	(1,226)	(3,440)	(3,477)
Foreign exchange (losses) gains, net	(16)	1,472	(3,076)	7,413
Other (expenses) income, net	(9)	13	2	44
Loss on extinguishment of debt	—	(16,939)	—	(48,398)
Costs associated with debt modification	—	(881)	—	(2,793)

Total non-operating expenses, net	(19,667)	(26,452)	(39,036)	(77,040)

INCOME BEFORE INCOME TAX	25,559	139,051	247,835	320,941
INCOME TAX (EXPENSE) CREDIT	(819)	(698)	(2,548)	748

NET INCOME	$24,740	$138,353	$245,287	$321,689

Note: The Company adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis.

Melco Resorts Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$166,252	$298,943	$515,824	$760,782

CASH FLOWS FROM INVESTING ACTIVITIES
Advance to an affiliated company	(390,875)	—	(390,875)	—
Payments for acquisition of property and equipment	(91,105)	(96,451)	(270,016)	(272,570)
Advance payments and deposits for acquisition of property and equipment	(4,268)	(5,143)	(23,671)	(18,595)
Loan to an affiliated company	—	—	(5,325)	—
Proceeds from sale of property and equipment	92	526	443	1,296
Withdrawals of bank deposits with original maturities over three months	—	—	—	138,539

Net cash used in investing activities	(486,156)	(101,068)	(689,444)	(151,330)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(216,000)	(45,000)	(340,000)	(705,800)
Principal payments on long-term debt	(11,279)	(361,280)	(33,836)	(733,837)
Principal payments on capital lease obligations	(31)	(31)	(71)	(91)
Funds from an affiliated company	1,214	1,242	6,127	2,329
Proceeds from long-term debt	390,875	352,625	390,875	702,625
Payments of deferred financing costs	—	(4,064)	—	(33,087)

Net cash provided by (used in) financing activities	164,779	(56,508)	23,095	(767,861)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(155,125)	141,367	(150,525)	(158,409)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	841,905	813,059	837,305	1,112,835

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$686,780	$954,426	$686,780	$954,426

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest, net of amounts capitalized	$(3,285)	$(2)	$(10,248)	$(22,800)
Cash paid for income taxes	—	(15)	—	(2,810)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Change in accrued expenses and other current liabilities and other long-term liabilities related to property and equipment	(30,223)	37,313	49,154	89,336
Change in advance to and amounts due from/to affiliated companies related to property and equipment	(1,844)	2,427	1,426	5,682
Settlement of dividends through offsetting with advance to an affiliated company	—	—	—	590,966

F-4